As filed with the Securities and Exchange Commission on November 6, 1997.
===============================================================================
                                             Registration No. 333-
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------
                                   FORM S-3
                            -----------------------
                               TEREX CORPORATION
            (Exact name of Registrant as specified in its charter)

       Delaware                          3537                  34-1531521
(State or other jurisdiction (Primary standard industrial   (I.R.S. Employer
incorporation or organization)classification code number)  Identification No.)

                              500 Post Road East
                         Westport, Connecticut  06880
                                (203) 222-7170
             (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                            -----------------------
                           Marvin B. Rosenberg, Esq.
                               TEREX CORPORATION
                              500 Post Road East
                         Westport, Connecticut  06880
                                (203) 222-7170
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                            -----------------------
                                  Copies To:
                Robinson Silverman Pearce Aronsohn & Berman LLP
                          1290 Avenue of the Americas
                           New York, New York  10104
                      Attention:   Stuart A. Gordon, Esq.
                                   Eric I Cohen, Esq.
                            -----------------------
         Approximate date of commencement of proposed sale to public:
  From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]___________
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]___________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]______

                        CALCULATION OF REGISTRATION FEE

                                     Proposed
                                      Maximum       Proposed        Amount
  Title of                           Offering       Maximum           of
Each Class of         Amount          Price        Aggregate       Registra-
Securities to         to be            Per          Offering         tion
be Registered       Registered       Share(1)        Price           Fee

Common Stock,
par value $.01(1)  $16,000,000(2) $16,000,000(2)  $16,000,000(2) $4,848.48(3)

(1) Subject to note (2) below, there is being registered hereunder an indeterminate number of shares of Common Stock of the Registrant.
(2) In no event will the aggregate maximum offering price of all securities issued pursuant to this Registration Statement exceed $16,000,000.
(3) Estimated solely for purposes of calculating the registration fee pursuant to the provisions of Rule 457(c) under the Securities Act of 1933, as amended.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 6, 1997

                                  $16,000,000

                               TEREX CORPORATION

                                 Common Stock
                        _______________________________

     This Prospectus relates to the offer and sale by the holders thereof (the "Selling Stockholders") of the shares of common stock, par value $.01 per share ("Common Stock"), of Terex Corporation, a Delaware Corporation ("Terex" or the "Company"), issued by the Company to the Selling Stockholders in exchange for all of the outstanding shares of Series A Redeemable Exchangeable Preferred Stock, par value $.01 per share, of Terex Cranes, Inc., a subsidiary of the Company, in connection with the merger of Terex Cranes, Inc. with and into the Company.

     The Common Stock is listed on the NYSE under the trading symbol "TEX." On November 4, 1997, the closing price of the Common Stock on the NYSE was $21-3/16 per share.

     The shares of Common Stock offered hereby may be sold by the Selling Stockholders to purchasers directly, or through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of such shares of Common Stock for whom they may act as agents. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of such shares of Common Stock may be deemed to be underwriters under the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of such shares of Common Stock by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The shares of Common Stock offered hereby may be sold in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The distribution of the shares of Common Stock by the Selling Stockholders may be effected in one or more transactions that may take place on the New York Stock Exchange (the "NYSE"), including ordinary brokers' transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, discounts and commissions may be paid by the Selling Stockholders in connection with such sales of securities. In order to comply with certain states securities laws, if applicable, the shares of Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares of Common Stock may not be sold unless the shares of Common Stock have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained. See "Plan of Distribution." The Company will not receive any cash proceeds from the sale by the Selling Stockholders of the shares of Common Stock offered hereby.
                     _____________________________________

FOR A DISCUSSION OF CERTAIN MATTERS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS," ON PAGE 4.
                     _____________________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                     _____________________________________

             The date of this Prospectus is ______________, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a Web site containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address for such Web site is http://www.sec.gov.

     In addition, the Common Stock is listed on the NYSE under the symbol "TEX" and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits, schedules, and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document which is filed as an exhibit to the Registration Statement are not necessarily complete, and each statement is qualified in its entirety by reference to the full text of such contract or document. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof, which may be inspected and copied at the public reference facilities of the Commission referred to above.

     The Company furnishes stockholders with annual reports containing audited financial statements. The Company also furnishes its common stockholders with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.


                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents which have been filed by the Company with the Commission are incorporated in this Prospectus by reference:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

     2. The Company's Notice of Annual Meeting of Stockholders and Proxy Statement dated April 4, 1997.

     3. The Company's Current Report on Form 8-K dated April 21, 1997, as amended on Form 8-K/A dated May 22, 1997.

     4.   The Company's Current Report on Form 8-K dated February 26, 1997.

     5.   The Company's Current Report on Form 8-K dated July 22, 1997.

     6. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

     7. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated February 22, 1991.

     8. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1996.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such reports and documents.

     Any statement contained herein or in a document which is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented or delivered herewith. These documents (other than exhibits to such documents) are available upon written or oral request from the Company, without charge, to each person to whom a copy of this Prospectus has been delivered, including a copy of its most recent Annual Report to Stockholders. Requests should be directed to Terex Corporation, Attention: Secretary, 500 Post Road East, Westport, Connecticut 06880 (telephone (203) 222-7170).

                                 RISK FACTORS

     In addition to other matters described in this Prospectus, the following should be carefully considered in connection with an investment in Common
Stock:

Significant Leverage

     The Company is highly leveraged. The ratio of the Company's indebtedness to total capitalization was 124%, 106% and 87% at December 31, 1995, December 31, 1996 and September 30, 1997, respectively. The significant decrease from December 31, 1996 to September 30, 1997 was caused by the issuance of 5,700,000 shares of Common Stock in the third quarter of 1997, which resulted in the Company receiving proceeds of $104.6 million, net of underwriting discounts, commissions and other expenses. A portion of the proceeds from the stock offering were used to redeem $83.3 million of senior secured notes. Net cash flows for the Company were ($65.3) million for the nine months ended September 30, 1997, $65.0 million for the year ended December 31, 1996 and ($1.2) million for the year ended December 31, 1995.

     This substantial leverage has several important consequences, including the following: (i) a substantial portion of the Company's net cash provided by operating activities, will be dedicated to servicing its indebtedness and
(ii) the Company's ability to withstand competitive pressures, adverse economic conditions and adverse changes in governmental regulations, to make acquisitions, and to take advantage of significant business opportunities that may arise, may be negatively affected. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon future performance, which will be subject to general economic conditions, its ability to achieve cost savings and other financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company is unable to generate sufficient operating cash flow in the future to service its debt, it may be required to refinance all or a portion of such debt or to obtain additional financing. There can be no assurance, however, that any refinancing would be possible or that any additional financing could be obtained.

Restrictions Imposed by the Terms of the Company's Indebtedness

     The Indenture governing the Company's Senior Secured Notes (as defined herein) and the New Credit Facility (as defined herein) impose upon the Company certain financial and operating covenants, including, among others, restrictions on the ability of the Company to incur debt, pay dividends, or take certain other corporate actions. In addition, the New Credit Facility requires that the Company maintain a certain financial ratio and provides for limitations on capital expenditures. The foregoing covenants may restrict the Company's ability to borrow additional funds, dispose of assets, or otherwise pursue its business strategies, and may impair the Company's ability to obtain additional financing to fund future working capital requirements, capital expenditures, acquisitions, and other general corporate purposes. See "-- Acquisition Strategy; Integration of Acquired Businesses." Changes in economic or business conditions, results of operations or other factors could in the future cause a violation of one or more covenants in the Company's debt instruments.

Industry Cyclicality and Substantial Competition

     Sales of products manufactured and sold by the Company have historically been subject to substantial cyclical variation extending over a number of years based on general economic conditions. Downward cycles result in reductions in product sales which adversely impact the Company's results of operations. The Company recognizes the potential adverse impact of cyclical variations in sales of products and has taken a number of steps to reduce its fixed costs to decrease the impact of cyclicality.

     The markets in which the Company competes are highly competitive. To successfully compete, the Company must remain competitive in the areas of quality, price, product line, ease of use, safety, comfort and customer service. Many of the Company's competitors have greater financial resources than the Company.

Acquisition Strategy; Integration of Acquired Businesses

     The Company expects to continue a strategy of identifying and acquiring businesses with complementary products and services which could be expected to enhance the Company's operations and profitability. In particular, the Company has publicly stated that it is weighing its strategic alternatives to expand its crane business and strengthen its Unit Rig high capacity surface mining trucks division. Options under consideration for its Unit Rig Division include disposition or acquisition of, or joint venture with, strategic partners. From time to time, the Company has engaged and continues to engage in preliminary discussions concerning one or more of the foregoing transactions.

     Future acquisitions may be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of any one or more of the foregoing. There can be no assurance, however that the Company will continue to identify suitable new acquisition candidates, obtain financing necessary to complete such acquisitions or acquire businesses on satisfactory terms, or that any business acquired by the Company will be integrated successfully into the Company's operations or prove to be profitable. Moreover, the Company's ability to obtain financing adequate to enable the completion of suitable acquisitions may be limited by its current debt structure and leverage. See "--Significant Leverage" and "--Restrictions Imposed by the Terms of the Company's Indebtedness." Successful integration of businesses acquired, including the Simon Access Companies and the Square Shooter Business (as defined herein), will depend, in part, on the Company's ability to manage these additional businesses and eliminate redundancies and excess costs. Material failure or substantial delay in accomplishing such integration could have a material adverse effect on the Company's results of operations and financial condition.

Tax Audit Issues

     The Internal Revenue Service (the "IRS") is currently examining the Company's Federal tax returns for the years 1987 through 1989. In December 1994, the Company received an examination report from the IRS proposing a substantial tax deficiency. The examination report raised a variety of issues, including the Company's substantiation for certain deductions taken during this period, the Company's utilization of certain net operating loss carryovers ("NOLs") and the availability of such NOLs to offset future taxable income.
The Company filed an administrative appeal to the examination report in April 1995. As a result of a meeting with the Manhattan division of the IRS in July 1995, in June 1996 the Company was advised that the matter was being referred back to the Milwaukee audit division of the IRS. The Milwaukee audit division of the IRS is currently reviewing information provided by the Company over the past 18 months. The ultimate outcome of this matter is subject to the resolution of significant legal and factual issues. Given the stage of the audit, and the number and complexity of the legal and administrative proceedings involved in reaching a resolution of this matter, it is unlikely that the ultimate outcome, if unfavorable to the Company, will be determined for at least several years. If the IRS were to prevail on all the issues raised, the amount of the tax assessment would be approximately $56 million plus penalties of approximately $12.8 million and interest through June 30, 1997 of approximately $85.7 million. The penalties asserted by the IRS are calculated as 20% of the amount of the tax assessed for fiscal year 1987 and 25% of the tax assessed for each of fiscal years 1988 and 1989. Interest on the amount of tax assessed and penalties is currently accruing at a rate of 11% per annum. The applicable annual rate of interest has historically varied from 7% to 12%.

     If the Company were required to pay a significant portion of the assessment with related interest and penalties, such payment would exceed the Company's resources. In such event, the viability of the Company would be placed in jeopardy, and it is uncertain that the Company could, through financing or otherwise, obtain the funds required to pay such assessment, interest, and applicable penalties. Management believes, however, that the Company will be able to provide adequate documentation for a substantial portion of the deductions questioned by the IRS and that there is substantial support for the Company's past and future utilization of the NOLs. Based upon consultation with its tax advisors, management believes that the Company's position will prevail on the most significant issues. Accordingly, management believes that the outcome of the examination will not have a material adverse effect on its financial condition or results of operations, but may result in some reduction in the amount of the NOLs available to the Company. No additional accruals have been made for any amounts which might be due as a result of this matter because the possible loss ranges from zero to $56 million plus interest and penalties, and the ultimate outcome cannot be determined or estimated at this time. No reserves are being expensed to cover the potential liability.

     Under the terms of the Company's Revolving Credit Agreement, dated as of April 7, 1997, with The First National Bank of Boston, as Agent, and the other lending institutions party thereto (the "New Credit Facility"), an event of default will occur if the Company incurs any liability for federal income taxes which results in an expenditure of cash of more than $15 million in excess of the amounts shown as owed on tax returns filed by the Company prior to April 7, 1997. If this were to occur, the maturity of the New Credit Facility may be accelerated and recourse may be taken against the accounts receivable and inventory securing advances under the New Credit Facility. In such event, the Company would seek to refinance the indebtedness outstanding under the New Credit Facility. There can be no assurance, however, that any refinancing would be obtainable or, if obtainable, that the terms of such refinancing would be acceptable to the Company.

Significant Stockholder

     As of September 30, 1997, Randolph W. Lenz is the beneficial owner of approximately 10% of the outstanding Common Stock. Mr. Lenz retired as the Chairman of the Board and as a Director of the Company on August 28, 1995, and currently serves as a consultant to the Company. In connection with his retirement, Mr. Lenz entered into an agreement with the Company pursuant to which, among other things, he agreed that he will not compete with the Company until November 2000, and will vote his shares of Common Stock in the manner recommended by the Board of Directors and will not acquire any additional shares of Common Stock other than pursuant to the retirement agreement until November 1998. In addition, the agreement also provided for the granting by the Company to Mr. Lenz of a five-year $1.8 million forgivable loan bearing interest at a rate of 6.56% per annum.

     The Company has entered into an agreement, dated June 27, 1997 (the "Standstill Agreement"), with Mr. Lenz and certain of his affiliates which places certain limitations on the ability of Mr. Lenz and such affiliates to acquire, sell or otherwise dispose of shares of the Company's capital stock. See "--Shares Eligible for Future Sale." However, Mr. Lenz and one or more of such affiliates currently pledge, and, subject to the terms of the Standstill Agreement, may in the future pledge, shares of Common Stock owned by them as collateral for loans. If Mr. Lenz or such affiliates default under such loans, the pledgee may have the right to sell the shares of Common Stock pledged to it in satisfaction of such obligations. The sale or other disposition of a substantial amount of such shares of Common Stock in the public market could adversely affect the prevailing market price for the Common Stock. The sale or disposition of a substantial amount of such shares of Common Stock owned by Mr. Lenz and his affiliates could also result in an Ownership Change (as defined below). See "--Continuation of Net Operating Loss Carryovers."

Continuation of Net Operating Loss Carryovers

     The Company currently has federal NOLs of approximately $188.6 million. The Company would be subject to an annual limitation (described below) on its ability to utilize its NOLs to offset future taxable income if the Company undergoes an ownership change (an "Ownership Change") within the meaning of
Section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"). Generally, an Ownership Change is deemed to occur if the aggregate cumulative increase in the percentage ownership of the capital stock of the Company (which generally includes for this purpose, but is not limited to, the Common Stock and certain options and warrants) by persons owning five percent or more of such capital stock and certain public groups (within the meaning of Section
382) is more than 50 percentage points in any three-year testing period. In the event of an Ownership Change, the Company's utilization of its NOLs would be limited to an annual amount (without extending the applicable 15-year carryforward period for NOLs) equal to the product of the fair market value of the Company immediately before such Ownership Change (as determined pursuant to Section 382, which may provide for certain reductions in value) multiplied by the long-term tax-exempt rate, which is an interest-indexed rate that is published monthly by the IRS and which is approximately 5.27% as of the date of this Prospectus. NOLs arising after the date that any Ownership Change occurs will be unaffected by such Ownership Change.

     It is impossible for the Company to ensure that an Ownership Change will not occur in the future, in part because the Company has no ability to restrict the acquisition or disposition of the Company's capital stock by persons whose ownership could cause an Ownership Change. If Mr. Lenz and/or his affiliates (see "--Significant Stockholder") were to sell all or substantially all of their remaining shares of the Company's capital stock prior to November 1998 in a manner other than as contemplated by the Standstill Agreement, there would be a substantial likelihood that an Ownership Change would occur. As a result, as set forth more fully under "--Shares Eligible for Future Sale," the Company has entered into the Standstill Agreement with Mr. Lenz and certain of his affiliates which, among other things, reduces the likelihood that future sales of the Company's capital stock by Mr. Lenz or his affiliates will, by themselves, cause an Ownership Change. However, there can be no assurance that the Standstill Agreement will in fact prevent an Ownership Change from occurring. In addition, the Company may in the future take certain actions which, alone or coupled with other events, could give rise to an Ownership Change, if in the exercise of the business judgment of the Company such actions (which may include future issuances of equity securities) are necessary or desirable. If an Ownership Change were to occur, the NOL annual limitation under Section 382 could substantially reduce the Company's future after-tax earnings and cash flow.

Reliance on Key Management

     The success of the Company's business is dependent upon the management and leadership skills of Ronald M. DeFeo, the Company's President and Chief Executive Officer. The Company does not have an employment agreement with Mr. DeFeo and the loss of his services could have a material adverse effect on the Company.

SEC Investigation

     In March 1994, the Securities and Exchange Commission (the "Commission") initiated a private investigation, which included the Company and certain of its affiliates, to determine whether violations of certain aspects of the Federal securities laws had occurred. To date, the inquiry of the Commission has primarily focused on accounting treatment and reporting matters relating to various transactions which took place in the late 1980s and early 1990s. The Company is cooperating with the Commission in its investigation and it is not possible at this time to determine the outcome of the Commission's investigation.

Environmental and Related Matters

     The Company generates hazardous and nonhazardous wastes in the normal course of its manufacturing operations. As a result, the Company is subject to a wide range of federal, state, local and foreign environmental laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for hazardous and nonhazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances. Compliance with such laws and regulations has, and will, require expenditures by the Company on a continuing basis. The Company does not expect that these expenditures will have a material adverse effect on its financial condition or results of operations.

Foreign Currencies and Interest Rate Risk

     The Company's products are sold in over 50 countries around the world and, accordingly, revenues of the Company are generated in foreign currencies, while the costs associated with those revenues are only partly incurred in the same currencies. The major foreign currencies, among others, in which the Company does business are the Pound Sterling and the French Franc. Costs of the Company are primarily incurred in the same currencies and in percentages which are not materially different from the revenue percentages. Since the Company's financial statements are denominated in U.S. dollars, changes in exchange rates between the dollar and other currencies have had and will have an impact on the reported results of the Company. To date, this impact has not been material. The Company may, from time to time, hedge specifically identified committed transactions in foreign currencies using forward currency sale or purchase contracts. The Company has not engaged in any speculative or profit motivated hedging activities. Although revenues and costs of the Company may be partially hedged, currency fluctuations will impact the Company's financial performance in the future. In addition, international operations are subject to a number of potential risks, including, among others, currency exchange controls, transfer restrictions and rate fluctuations, trade barriers, the effects of income and withholding tax, and governmental expropriation.

     The Company's borrowings are at both fixed and floating rates of interest. For the floating rate portion of the borrowings, the Company is at risk for fluctuations in interest rates. The Company does not currently hedge any interest rate risk.

Restrictions on Dividends

     Contractual restrictions exist under the Company's 13.25% Senior Secured Notes due May 15, 2002 (the "Senior Secured Notes") and the New Credit Facility which limit the Company's ability to pay dividends on its capital stock. The terms of the Company's Series B Cumulative Redeemable Convertible Preferred Stock (the "Series B Preferred Stock") also limit the Company's ability to pay cash dividends on any class of capital stock of the Company junior to or on a parity with the Series B Preferred Stock. See "Description of Securities-Preferred Stock." In addition, under Delaware law the Company's ability to pay dividends is subject to the statutory limitation that such payment be made either (i) out of its surplus (the excess of its net assets over its total liabilities plus stated capital) or (ii) in the event that there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The Company intends generally to retain earnings, if any, to repay indebtedness and to fund the development and growth of its business. The Company does not plan on paying dividends on the Common Stock in the foreseeable future. Any future payments of cash dividends will depend upon the financial condition, capital requirements and earnings of the Company, as well as other factors that the Board of Directors may deem relevant.

Shares Eligible for Future Sale

     As of October 31, 1997, 19,722,022 shares of Common Stock were outstanding. As of October 31, 1997, there were also (a) up to an aggregate of 1,592,065 shares of Common Stock reserved for issuance under the Company's incentive and other benefit plans; (b) an aggregate of 159,908 shares of Common Stock reserved for issuance upon exercise of Series A Warrants (as described under "Description of Securities--Common Stock Purchase Warrants"); (c) an aggregate of 87,300 shares of Common Stock reserved for issuance upon conversion of Series B Preferred Stock (as described under "Description of Securities--Preferred Stock"); and (d) 676,096 shares of Common Stock issuable under the Company's outstanding common stock appreciation rights ("Equity Rights") assuming all holders exercised their Equity Rights on September 30, 1997 and the Company elected to issue shares of Common Stock to satisfy its obligations thereunder.

     The effect, if any, that future market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time cannot be predicted. Nevertheless, sales of substantial additional amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the sale of the Common Stock by the Selling Stockholders.

                                  THE COMPANY

     Terex is a global manufacturer of a broad range of construction and mining related capital equipment. The Company strives to manufacture machines which are low cost, simple to use and easy to maintain. The Company's principal products include telescopic mobile cranes, aerial work platforms, utility aerial devices, telescopic material handlers, truck mounted cranes, rigid and articulated off-highway trucks and high capacity surface mining trucks and related components and replacement parts. The Company's products are manufactured at 12 plants in the United States and Europe and are sold primarily through a worldwide network of dealers in over 750 locations to the global construction, infrastructure and surface mining markets. The Company's operations began in 1983 with the purchase of Northwest Engineering Company, the Company's original business and name. Since 1983, management has expanded and changed the Company's business through a series of acquisitions and dispositions. In 1988, Northwest Engineering Company merged into a subsidiary acquired in 1986 named Terex Corporation, with Terex Corporation as the surviving entity. As a result of the completion of the PPM Acquisition (as defined below) in May 1995, the Company's operations were divided into three principal segments: Material Handling, Heavy Equipment and Mobile Cranes. On November 27, 1996, the Company completed the sale of its worldwide material handling segment, which was originally acquired in July 1992, and currently operates two business segments: Terex Cranes and Terex Trucks. Terex Cranes manufactures telescopic mobile cranes (including rough terrain, truck and all terrain mobile cranes), aerial work platforms (including scissor, articulated boom and straight telescoping boom aerial work platforms), utility aerial devices (including digger derricks and articulated aerial devices), telescopic material handlers (including container stackers, scrap handlers and telescopic rough terrain boom forklifts), truck mounted cranes (boom trucks) and related components and replacement parts. These products are primarily used by construction and industrial customers and utility companies. Terex Cranes is comprised of a number of divisions and subsidiaries, and is headquartered in Conway, South Carolina. Terex Trucks manufactures articulated and rigid off-highway trucks and high capacity surface mining trucks and related components and replacement parts. These products are used primarily by construction, mining and government customers. Terex Trucks is headquartered in Motherwell, Scotland and is comprised of TEL, located in Motherwell, Scotland, and Unit Rig, located in Tulsa, Oklahoma. The principal executive offices of the Company are located at 500 Post Road East, Westport, Connecticut 06880 and its telephone number is (203) 222-7170.

     Terex Cranes was established as a separate business segment as a result of the acquisition (the "PPM Acquisition") in May 1995 of substantially all of the shares of P.P.M. S.A. and certain of its subsidiaries, including P.P.M. SpA, Brimont Agraire S.A., a specialized trailer manufacturer in France, PPM Krane GmbH, a sales organization in Germany, and Baulift Baumaschinen Und Krane Handels GmbH, a parts distributor in Germany from Potain S.A., and all of the capital stock of Legris Industries, Inc., which owned 92.4% of the capital stock of PPM Cranes, Inc. from Legris Industries, S.A. Concurrently with the completion of the PPM Acquisition, the Company contributed the assets (subject to liabilities) of its Koehring Cranes and Excavators and Mark Industries division to Terex Cranes, Inc., a wholly-owned subsidiary of the Company. The former division now operates as Koehring Cranes, Inc., a wholly owned subsidiary of Terex Cranes, Inc.

     During 1997, the Company completed two acquisitions to augment its Terex Cranes segment. On April 7, 1997, the Company completed the acquisition of substantially all of the capital stock of certain of the former subsidiaries of Simon Engineering plc (the "Simon Access Companies") for $90 million (subject to adjustment under certain circumstances). The Simon Access Companies consist principally of business units in the United States and Europe engaged in the manufacture, sale and worldwide distribution of access equipment designed to position people and materials to work at heights. The Simon Access Companies' products include utility aerial devices, aerial work platforms and truck mounted cranes (boom trucks) which are sold to customers in the industrial and construction markets, as well as utility companies. Specifically, the Company acquired 100% of the outstanding common stock of (i) Simon Telelect, Inc. (now named Terex Telelect Inc.), a Delaware corporation, (ii) Simon Aerials, Inc. (now named Terex Aerials, Inc.), a Wisconsin corporation and parent company of Terex RO, (iii) Sim-Tech Management Limited, a private limited company incorporated under the laws of Hong Kong, (iv) Simon Cella, S.r.1., a company incorporated under the laws of Italy, and (v) Simon Aerials Limited (now named Terex Aerials Limited), a company incorporated under the laws of Ireland; and 60% of the outstanding common stock of Simon-Tomen Engineering Company Limited, a limited liability stock company organized under the laws of Japan. On
April 14, 1997, the Company completed the acquisition of all of the capital stock of Baraga Products, Inc. and M&M Enterprises of Baraga, Inc. (collectively, the "Square Shooter Business"). The Square Shooter Business manufactures the Square Shooter, a rough terrain telescopic lift truck designed to lift materials to heights where they are used in construction.

                          1997 THIRD QUARTER RESULTS

     The Company's 1997 third quarter income from continuing operations less preferred stock accretion increased to $8.3 million, or $0.43 per share, up $14.0 million over 1996's third quarter net loss from continuing operations less preferred stock accretion of $5.7 million, or a $0.40 per share loss. Net sales for the third quarter of 1997 were $214.1 million, up $48.4 million or 29% over the third quarter of 1996. The Company also recorded a $12.2 million extraordinary charge related to the redemption of $83.3 million of its 13.25% Senior Secured Notes due 2002. After this charge, the net loss applicable to Common Stock for the third quarter of 1997 was $3.9 million.

                                             Three Months      Nine Months
                                                 Ended           Ended
                                             September 30,    September 30,
                                           ---------------   ---------------
                                            1997     1996     1997     1996
                                           ------   ------   ------   ------

Net sales . . . . . . . . . . . . . . .    $214.1  $165.7   $622.6   $521.7
Income from operations. . . . . . . . .      19.2     8.9     51.7     26.8
Interest and other income
 (expense), net . . . . . . . . . . . .     (10.5)  (12.3)   (31.4)   (34.6)
Income from discontinued
 operations . . . . . . . . . . . . . .       ---     4.8      ---     14.2

Income before extraordinary
 items. . . . . . . . . . . . . . . . .       8.7     1.4     20.3      6.4
Extraordinary loss on
 retirement of debt . . . . . . . . . .     (12.2)    ---    (14.8)     ---
Net income (loss) . . . . . . . . . . .      (3.5)    1.4      5.5      6.4
Less preferred stock accretion. . . . .      (0.4)   (2.3)    (1.2)    (6.0)
Income (loss) applicable
 to common stock. . . . . . . . . . . .      (3.9)   (0.9)     4.3      0.4

Per Common and Common Equivalent Share:
  Income (loss) from continuing
   operations . . . . . . . . . . . . .      $0.43  $(0.40)   $1.16   $(1.06)
  Income from discontinued
   operations . . . . . . . . . . . . .       ---     0.34     ---      1.09
  Income (loss) before
   extraordinary items. . . . . . . . .       0.43   (0.06)    1.16     0.03
  Extraordinary loss on
   retirement of debt . . . . . . . . .      (0.63)   ---     (0.90)    ---
  Net Income (loss) . . . . . . . . . .      (0.20)  (0.06)    0.26     0.03

Average Number of Common and
 Common Equivalent Shares
 Outstanding in Per Share
 Calculation. . . . . . . . . . . . . .      19.4    14.2     16.4     13.0


     For the first nine months of 1997, income from continuing operations less preferred stock accretion before extraordinary charges was $19.1 million, or $1.16 per share, an increase of $32.9 million over the loss from continuing operations less preferred stock accretion of $13.8 million for the first nine months of 1996. Net sales for the first nine months of 1997 were $622.6 million, an increase of $100.9 million over $521.7 million for the first nine months of 1996.

     Weighted average shares outstanding increased to 19.4 million for the third quarter of 1997 and 16.4 million for the first nine months of 1997, compared to 15.2 million for the second quarter of 1997, due to the sale of 5.7 million shares of stock in the third quarter of 1997, and the effect of a higher stock price on the amount of shares assumed to be issued on the conversion of common stock equivalents.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the NYSE under the symbol "TEX." The following table sets forth, for the quarters indicated, the high and low sales prices of the Common Stock as reported on the NYSE Composite Tape.

                                                      Price Range
                                                     -------------
                                                     Low      High
                                                     ---      ----

1995
First Quarter ended March 31, 1995. . . . . . .   $ 5 7/8    $ 7 1/2
Second Quarter ended June 30, 1995. . . . . . .     4 1/2      6 3/4
Third Quarter ended September 20, 1995. . . . .     3 1/8      5 3/4
Fourth Quarter ended December 31, 1995. . . . .        4       5 1/2

1996
First Quarter ended March 31, 1996. . . . . . .   $ 4 1/8    $ 7 1/8
Second Quarter ended June 30, 1996. . . . . . .     6 3/8      9 1/4
Third Quarter ended September 30, 1996. . . . .     6 1/2      9 1/4
Fourth Quarter ended December 31, 1996. . . . .     6 5/8     10 1/8

1997
First Quarter ended March 31, 1997. . . . . . .   $ 9 1/2    $13 1/2
Second Quarter ended June 30, 1997. . . . . . .    13 1/8     19 1/2
Third Quarter September 30, 1997. . . . . . . .    18 3/4     24 1/2
Fourth Quarter (through November 4, 1997) . . .    19 1/2     25 1/2

    The last reported sale price of the Common Stock on the NYSE Composite Tape on November 4, 1997 was $21-3/16 per share. As of October 31, 1997, there were 688 record holders of Common Stock.

    No dividends were declared or paid in 1995 or 1996. Certain of the Company's debt agreements contain restrictions as to the payment of cash dividends. The terms of the Company's outstanding Series B Preferred Stock also restrict the Company's ability to pay cash dividends on the Common Stock. In addition, payment of dividends is limited by Delaware law. The Company intends generally to retain earnings, if any, to repay indebtedness and to fund the development and growth of its business. The Company does not plan on paying dividends on the Common Stock in the foreseeable future. Any future payments of cash dividends will depend upon the financial condition, capital requirements and earnings of the Company, as well as other factors that the Board of Directors may deem relevant.

                           DESCRIPTION OF SECURITIES

    The Company's authorized capital stock consists of 40,000,000 shares of capital stock, $.01 par value, consisting of 30,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. As of October 31, 1997, 19,722,022 shares of Common Stock and 38,800 shares of Series B Preferred Stock were issued and outstanding.

Common Stock

    Each outstanding share of Common Stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of preferred stock, holders of Common Stock have equal ratable rights to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor.

    Holders of Common Stock have no conversion, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding shares of Common Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of preferred stock. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any outstanding shares of preferred stock.

    The Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director except to the extent otherwise required by Delaware law. The Restated By-laws of the Company provide for indemnification of the officers and directors of the Company to the fullest extent permitted by Delaware law.

    The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

Terex Preferred Stock

    The Board of Directors of the Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share, in one or more series, with such designations, powers, preferences and rights of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, the fixing of dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences, in each case, if any, as the Board of Directors of the Company may by resolution determine, without any further vote or action by the Company's stockholders.

    Series B Cumulative Redeemable Convertible Preferred Stock. By resolution adopted January 24, 1994, the Board of Directors of the Company authorized the issuance of a series of preferred stock consisting of 89,800 shares of Series B Preferred Stock in connection with the termination of a management contract with KCS Industries, L.P. (of which 38,800 shares are issued and outstanding as of the date of this Prospectus), and fixed the terms of such Series B Preferred Stock. The following summary of the terms and provisions of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the relevant sections of the Company's Certificate of Designation of Preferences and Equity Rights of the Series B Preferred Stock.

    Liquidation Preference. In the event of the liquidation of the Company, before any distribution or payment shall be made to the holders of Common Stock or any other stock ranking junior to the Series B Preferred Stock, the holders of the Series B Preferred Stock are entitled to be paid, out of the assets of the Company available for distribution to its stockholders, a liquidation preference (the "Series B Liquidation Preference"), equal to $25.00 per share, plus all accrued and unpaid dividends thereon to such date, in cash. In addition, the Series B Liquidation Preference accretes and accrues daily at the rate of 13% per annum from December 9, 1994 through December 9, 1999 and 18% per annum thereafter through the date (the "Series B Accretion Termination Date") on which the Company is required to pay current dividends on the Series B Preferred Stock in accordance with its terms, which date is based primarily upon the terms of the Company's debt instruments.

    Dividends. Subject to the prior preferences and rights of any stock ranking senior to the Series B Preferred Stock, holders of shares of the Series B Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends that will accrue from the Series B Accretion Termination Date at the rate of (a) 13% per annum from the Series B Accretion Termination Date through December 9, 1999 and (b) 18% per annum thereafter. So long as any shares of Series B Preferred Stock shall be outstanding, the Company shall not declare or pay any dividend whatsoever, whether in cash, property or otherwise (other than dividends payable in shares of the class or series upon which such dividends are declared or paid) on, purchase or redeem any stock ranking junior to the Series B Preferred Stock in respect of the right to receive dividends. In addition, the Company cannot pay dividends on the Common Stock during any 12 month period exceeding 4% of the Current Market Price (as defined) per share of the Common Stock on the trading day immediately prior to the declaration of any cash dividend until the expiration of specified periods.

    Redemption. The Series B Preferred Stock may be redeemed by the Company in cash at any time in whole or from time to time, in part, at the option of the Company, at a per share redemption price equal to the Series B Liquidation Preference per share on the date of redemption plus all accrued but unpaid dividends thereon to and including the date of redemption. The Company is required to redeem all of the then outstanding shares of Series B Preferred Stock on or prior to December 31, 2001.

    Voting. Except for certain matters affecting the preferences, rights, privileges, powers or benefits of the Series B Preferred Stock or as otherwise required by law, the holders of the issued and outstanding shares of Series B Preferred Stock shall have no voting rights.

    Conversion Right. Each holder of shares of Series B Preferred Stock has the right, at such holder's option, at any time or from time to time, to convert any of such shares of Series B Preferred Stock into the number of fully paid and nonassessable shares of Common Stock determined by dividing (i) $25.00 by (ii) the conversion price, initially $11.11 and subject to adjustment in certain circumstances, in effect on the date of conversion. At November 1, 1997, an aggregate of 87,300 shares of Common Stock were issuable upon conversion in full of the Series B Preferred Stock.

Common Stock Purchase Warrants

    In connection with a private placement of shares of Series A Preferred Stock, which were subsequently redeemed, the Company issued 1,300,000 Common Stock purchase warrants (the "Series A Warrants") of which 66,352 warrants were outstanding at October 31, 1997. Each Series A Warrant may be exercised, in whole or in part, at the option of the holder at any time before December 31, 2000 and is redeemable by the Company under certain circumstances. As of October 31, 1997, upon the exercise or redemption of a Series A Warrant, the holder thereof was entitled to receive 2.41 shares of Common Stock. The exercise price for the Series A Warrants is $.01 for each share of Common Stock. The number of shares of Common Stock issuable upon exercise or redemption of the Series A Warrants is subject to adjustment in certain circumstances. At October 31, 1997, an aggregate of 159,908 shares of Common Stock were issuable upon exercise in full of the outstanding Series A Warrants.

Equity Rights

    Concurrently with the issuance of the Company's Senior Secured Notes, the Company also issued 1,000,000 Equity Rights pursuant to a Common Stock Appreciation Rights Agreement between the Company and the United States Trust Company of New York, as agent. The Equity Rights are traded separately from the Senior Secured Notes.

    All of the Equity Rights are currently outstanding. Each Equity Right entitles the holder thereof, upon exercise at any time on or prior to May 15, 2002, to receive cash or, at the election of the Company, Common Stock in an amount equal to the average closing sale price per share of the Common Stock for the 60 consecutive trading days prior to the date of the exercise (the "Current Price"), less $7.288 per share, subject to adjustment in certain circumstances. Changes in the Current Price do not affect the net income or loss reported by the Company; however, changes in the Current Price vary the amount of cash that the Company would have to pay or the number of shares of Common Stock that would have to be issued in the event holders exercise the Equity Rights. As of September 30, 1997, the Current Price of the Common Stock was $21.317, which would have required the Company to issue 676,096 shares of Common Stock in the event the holders had exercised the Equity Rights and the Company elected to issue shares of Common Stock to satisfy its obligations thereunder. Each Equity Right not exercised on or prior to 5:00 p.m., New York City time, on May 15, 2002 will become void. Equity Rights may be exercised by the holder thereof in whole or in part.

    The holders of Equity Rights have no rights to vote on matters submitted to the stockholders of the Company and have no rights to receive dividends. The holders of Equity Rights are not entitled to share in the assets of the Company in the event of the liquidation or dissolution of the Company or the winding up of the Company's affairs.

                             SELLING STOCKHOLDERS

    The Selling Stockholders listed below may sell such shares of Common Stock set forth opposite their respective names to purchasers directly, or through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the shares of Common Stock for whom they may act as agents. See "Plan of Distribution."

                                    Beneficial               Beneficial
                                    Ownership                Ownership
                                Prior to Offering          After Offering
                              ----------------------     ------------------
Name                          Number(1)   Percent(2)     Number(3)  Percent
----                          ---------   ----------     ---------  -------

Legris Industries, S.A. .      392,496        1.9%           0         0%
Potain, S.A.. . . . . . .      261,664        1.3%           0         0%



(1)  Estimated.
(2)  Based on 19,722,022 shares of Common Stock outstanding on October 31,
     1997.
(3) Assumes the sale by the Selling Stockholders of all of the shares of Common Stock offered hereby.

     The Selling Stockholders were the holders of all of the outstanding shares of Series A Redeemable Exchangeable Preferred Stock of Terex Cranes, Inc., a subsidiary of the Company. The Selling Stockholders received the Common Stock offered hereby in exchange for all of the outstanding shares of Series A Redeemable Exchangeable Preferred Stock of Terex Cranes, Inc. in connection with the merger of Terex Cranes, Inc. with and into the Company. Pursuant to the terms of an agreement relating to the merger of Terex Cranes, Inc. with and into the Company, the Company agreed to file the Registration Statement of which this Prospectus forms a part with the Commission.

                             PLAN OF DISTRIBUTION

     This Prospectus, as appropriately amended or supplemented if required, may be used from time to time by the Selling Stockholders, or their transferees, who wish to offer and sell the shares of Common Stock offered hereby. The shares of Common Stock may be sold by the Selling Stockholders to purchasers directly, or through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the shares of Common Stock for whom they may act as agents. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of the shares of Common Stock may be deemed to be underwriters under the Securities Act, and any profit on the sale of the shares of Common Stock by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The shares of Common Stock offered hereby may be sold in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The distribution of the shares of Common Stock by the Selling Stockholders may be effected in one or more transactions that may take place on NYSE, including ordinary brokers' transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, discounts and commissions may be paid by the Selling Stockholders in connection with such sales of securities. The Company will pay substantially all the expenses incident to the offering of the Common Stock by the Selling Stockholders to the public other than brokerage fees, commissions and discounts of underwriters, dealers or agents.

     In order to comply with certain states securities laws, if applicable, the shares of Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares of Common Stock may not be sold unless the shares of Common Stock have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

     In addition to sales pursuant to the Registration Statement of which this Prospectus forms a part, the shares of Common Stock may be sold in accordance with Rule 144, if eligible. Selling Stockholders may also offer shares of Common Stock by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the Securities Act and Selling Stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

     Upon the Company's being notified by the Selling Stockholder that a particular offer to sell the Common Stock is made, a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, or secondary distribution, or any block trade has taken place, to the extent required, a supplement to this Prospectus will be delivered together with this Prospectus and filed pursuant to Rule 424(b) under the Securities Act setting forth with respect to such offer or trade the terms of the offer or trade; including (i) the name of each Selling Stockholder, (ii) the number of shares of Common Stock involved, (iii) the price at which the shares of Common Stock were sold, (iv) any participating brokers, dealers, agents or member firm involved, (v) any discounts, commissions and other items paid as compensation from, and the resulting net proceeds to, the Selling Stockholder, (vi) that such broker-dealers did not conduct any investigation to verify the information set out in this Prospectus, and (vii) other facts material to the transaction. Unless otherwise indicated in a supplement to this Prospectus, any such agent will be acting on a best efforts basis for the period of its appointment.


                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104.


                                    EXPERTS

     The consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined financial statements of Simon Access Companies as of December 31, 1996 and for the year then ended, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K/A dated May 22, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of PPM Cranes, Inc. as of December 31, 1996 and 1995 and for the year and eight months ended December 31, 1996 and 1995, respectively, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1994 of PPM Cranes, Inc., incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference elsewhere herein, which is based in part on the report of Price Waterhouse (Australia), independent accountants. The financial statements referred to above are incorporated by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

===============================================================================

     No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer of solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.
                      ___________________________________

                                                                           Page

Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

Documents Incorporated by
  Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

Risk Factors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9

The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9

1997 Third Quarter Results. . . . . . . . . . . . . . . . . . . . . . . . . .11

Price Range of Common Stock and
  Dividend Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .12

Description of Securities . . . . . . . . . . . . . . . . . . . . . . . . . .13

Selling Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . .16

Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . .16

Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .17

Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .18

===============================================================================

                                 $16,000,000

                                      of


                               TEREX CORPORATION



                                 Common Stock


                                  ----------
                                  PROSPECTUS
                                  ----------











                               ___________, 1997


===============================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table itemizes the expenses incurred by the Company in connection with the offering of the Common Stock being registered. All the amounts shown are estimates except the Securities and Exchange Commission (the "Commission") registration fee and the NYSE Listing Fee.

                 Item                                  Amount
                 ----                                  ------

         SEC Registration Fee . . . . . . . . . .    $4,848.48
         NYSE Listing Fee . . . . . . . . . . . .     3,500.00
         Legal Fees and Expenses. . . . . . . . .    20,000.00
         Accounting Fees and Expenses . . . . . .    15,000.00
         Miscellaneous Expenses . . . . . . . . .     5,000.00
                                                    ----------

                  TOTAL . . . . . . . . . . . . .   $48,348.48
                                                    ----------

Item 15.  Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law ("DGCL") and Article IX of the Company's Restated By-laws provide for the indemnification of the Company's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act").

    Article IX of the Company's Restated By-laws generally requires the Company to indemnify its officers and directors against all liabilities (including judgments, settlements, fines and penalties) and reasonable expenses incurred in connection with the investigation, defense, settlement or appeal of certain actions, whether instituted by a third party or a stockholder (either directly or indirectly) and including specifically, but without limitation, actions brought under the Securities Act and/or the Exchange Act; except that no such indemnification will be permitted if such director or officer was not successful in defending against any such action and it is determined that the director or officer breached or failed to perform his or her duties to the Company, and such breach or failure constitutes (i) a willful breach of his or her "duty of loyalty", (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of the law, (iii) a violation of
Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) a transaction where such individual derived an improper financial profit (unless it is deemed that such profit is immaterial in light of all of the circumstances) (collectively, "Breach of Duty"). Notwithstanding the foregoing, subject to certain exceptions, the Restated By-laws provide that directors or officers initiating an action are not entitled to indemnification.

    The Restated By-laws also establish certain procedures by which (i) a director or officer may request an advance on his or her reasonable expenses prior to the final disposition of an action, (ii) the Company may withhold an indemnification payment from a director or officer, (iii) a director or officer may be entitled to partial indemnification and (iv) a director or officer may challenge the Company's denial to furnish him or her with requested indemnification. Additionally, the Restated By-laws provide that the adverse termination of an action against an officer or director is not in and of itself sufficient to create a presumption that a director or officer engaged in conduct constituting a Breach of Duty.

    Finally, the Company's Restated Certificate of Incorporation, as amended, contains a provision which eliminates the personal liability of a director to the Company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's "duty of loyalty" (as further defined therein) to the Company or its stockholders, (ii) for acts or omissions not in "good faith" (as further defined therein) or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating in general to the willful or negligent payment of an illegal dividend or the authorization of an unlawful stock repurchase or redemption, or (iv) for any transaction from which the director derived an improper personal profit to the extent of such profit.
This provision of the Restated Certificate of Incorporation offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from negligent (except as indicated above) and "grossly" negligent actions taken in the performance of their duty of care, including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

    The Commission has taken the position that the foregoing provisions will have no effect on claims arising under the Federal securities laws.

    The Company maintains a directors' and officers' insurance policy which insures the officers and directors of the Company from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the Company.

Item 16. Exhibits


5.1 Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP as to the legality of securities being registered.

23.1 Consent of Robinson Silverman Pearce Aronsohn & Berman LLP (included as part of Exhibit 5.1).

23.2   Independent Accountants' consent of Price Waterhouse LLP.

23.3   Consent of Ernst & Young LLP Independent Auditors.

23.4   Independent Accountants' consent of Price Waterhouse -- Melbourne,
       Australia.

24.1   Power of attorney (included on signature pages).


Item 17.  Undertakings

     The Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Company hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's Annual Report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westport, State of Connecticut, on November 5, 1997.

                                TEREX CORPORATION

                                By: /s/ Ronald M. DeFeo
                                   ---------------------------
                                   Ronald M. DeFeo, President,
                                   Chief Executive Officer and
                                   Chief Operating Officer


                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Ronald M. DeFeo and David J. Langevin as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all documents to be filed with the Securities and Exchange Commission during the period from the date of this document to December 31, 1998, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof during the period from the date of this document to December 31, 1998.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

         Name                           Title                        Date
         ----                           -----                        ----

/s/ Ronald M. DeFeo             President, Chief Executive     November 5, 1997
-------------------------        Officer, Chief Operating
    (Ronald M. DeFeo)            Officer and Director
                                 (Principal Executive Officer)

/s/ David J. Langevin           Executive Vice President,      November 5, 1997
------------------------        (Acting Principal Financial
    (David J. Langevin)          Officer)

/s/ Joseph F. Apuzzo            Vice President Finance         November 5, 1997
------------------------        and Controller
    (Joseph F. Apuzzo)           (Principal Accounting Officer)

/s/ Marvin B. Rosenberg         Senior Vice President,         November 5, 1997
------------------------          Secretary, General
    (Marvin B. Rosenberg)         Counsel and Director

                                   Director
------------------------
    (G. Chris Andersen)

/s/ William H. Fike                Director                    November 5, 1997
------------------------
    (William H. Fike)

/s/ Bruce I. Raben                 Director                    November 5, 1997
------------------------
    (Bruce I. Raben)

/s/ David A. Sachs                 Director                    November 5, 1997
------------------------
    (David A. Sachs)

/s/ Adam E. Wolf                   Director                    November 5, 1997
------------------------
    (Adam E. Wolf)

                                                                  EXHIBIT INDEX

Exhibit No.             Description                                        Page

5.1 Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP as to the legality of securities being registered.

23.1 Consent of Robinson Silverman Pearce Aronsohn & Berman LLP
     (included as part of Exhibit 5.1).

23.2 Independent Accountants' consent of Price Waterhouse LLP.

23.3 Consent of Ernst & Young LLP Independent Auditors.

23.4 Independent Accountants' consent of Price Waterhouse --
     Melbourne, Australia.

24.1 Power of attorney (included on signature pages).